

INVEST IN **SORTING ROBOTICS**

Robotics for Cannabis and Hemp Manufacturers

sortingrobotics.com   Los Angeles, CA        B2B

Highlights

1 $3.5M+ previously raised

2   Y Combinator W19 batch

3   Revenue grew 68% in 2023 hitting $6.4M; 2024 YTD Revenues are $6.4M.

4	Cashflow positive in 2023
5	Customers have used our products to generate $100M+ in product
6	Founding team has two previous exits
7	Management team has operated cannabis brands, cultivation, co-packing, and manufacturing companies
8	Team from NASA, UC Berkeley, Harvard Business School, Georgia Tech, Rensselaer Poly

Featured Investors



Patricia Reed
Invested $10,000 ⓘ

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Syndicate Lead
thenextbeststep.net

"Nohtal Partansky, the Founder and CEO, very deliberately looked for an industry ripe for productivity enhancements, and came across the canabis industry. As an ex-NASA engineer, he is a smart cookie, and has put together a team that is able to understand the particular problems that cannabis operators face. One $250k robot replaces 14, (presumably unreliable), employees for cannabis operators. SR does not have the cross border issues related to the industry, as they're just making robots. ..."

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Other investors include Y Combinator, Notable, Splash Capital, Night Owl Ventures

Other investors include Y Combinator Notable , Splash Capital, Night Owl Ventures

Our Team



Nohtal Partansky Founder and CEO

Was a lead cognizant engineer on the Moxie experiment on the Mars NASA rover, Perseverance.



Cassio Elias CTO

Serial Entrepreneur with multiple exits.



Andrew Wells CoS

MBA & Entrepreneur



Ben Arreguy Director of Sales

Cannabis industry sales expert and entrepreneur.



IR Team

Sorting Robotics: Automating Cannabis Manufacturing



Meet the future of cannabis.

About Sorting Robotics

Sorting Robotics delivers the power of advanced automation and robotics to the cannabis industry; *tackling labor shortages, production inefficiencies, and quality variability*. Our robots are engineered specifically to handle the unique needs of cannabis producers, providing consistent, high-quality product handling that *lowers operational costs, scales production, and maintains regulatory standards*. With Sorting Robotics, cannabis manufacturers are empowered to produce more efficiently, reducing overhead and eliminating the bottlenecks caused by manual labor.



Sorting Robotics Founders at Y-Combinator demo day

As the Founder and CEO of Sorting Robotics, Nohtal Partansky presently oversees the implementation of AI-powered robotics and automation throughout North America. Importantly, during his time at NASA-JPL, he played a key role as a cognizant engineer in the MOXIE project, which now generates oxygen from Mars' atmosphere on the planet's surface.

Nohtal, an accomplished entrepreneur and *ex-NASA-JPL engineer*, teamed up with fellow co-founders Cassio Santos and Sean Lawlor to create **Sorting Robotics** after Nohtal and Sean's collaborative experience at NASA's Jet Propulsion Laboratory. Over half a decade, Nohtal has steered the company in developing innovative robotic solutions for cannabis producers and vertically integrated businesses, addressing the automation shortcomings he witnessed in the sector that negatively impacted the value chain and profit margins.

Our initial focus is on the cannabis market. Given its emerging nature, many of its processes remain manual.

Why Sorting Robotics?

In the cannabis processing and production sectors, a considerable reliance on manual labor is evident. Each stage, from refining raw product to the intricate preparation of consumables, demands hands-on intervention, which, while potentially ensuring a degree of artisanal finesse, usually introduces inconsistencies and elevated operational costs. For C-suite executives and discerning investors, it's clear that as the industry matures, there's an impending demand for sophisticated automation solutions that can seamlessly combine high-quality outputs with operational efficiency.

A Booming Industry Lacks Critical Hardware Infrastructure



Thinner margins as the industry evolves

With increasing competition, robotics creates opportunities to reduce labor and maintaining profitable margins.



Demand for Automation

As processors continue to grow and evolve, automated solutions allow for continuous growth and scale.



Unique Manufacturing Challenges

Automation and Robotics combat labor shortages within the market.

> *I want a world where all repetitive manual labor tasks are done autonomously; then people can focus their efforts on helping others and being creative. Every day I work towards this goal. -Nohtal*

Partansky, Co-Founder & CEO.

Market Opportunity

The legal cannabis industry is one of the fastest-growing markets, projected to **exceed $50 billion in the United States alone by 2026.** Automation is essential to scaling this growth sustainably, and Sorting Robotics is at the forefront of delivering these critical solutions. Our products address a high-demand niche within cannabis manufacturing, bringing high-tech solutions to a traditionally manual industry. As adoption of automation increases, Sorting Robotics is poised to grow alongside this dynamic market.

Company Ethos and Brand Story



Cannabis Industry Focus: Infused Pre-Roll Manufacturing

The manufacturing of pre-rolled cannabis and hemp products is still a labor intensive process within the cannabis industry. We knew there was a better way using automation and robotics. As a category, pre-rolls

are a very lucrative piece of the overall cannabis industry due to growing demand.

Cannabis is undergoing a revolution of change as it moves from prohibition to federal legalization. This revolution is accompanied by the building of a foundation of brands, distribution, and manufacturing. Sorting Robotics is defining the industry standards for manufacturing cannabis products and by becoming an investor you can participate in forging the building blocks of a new industry.

Capitalize on Growth: Invest in Cannabis Tech



Global Cannabis Industry

- **38 states** have a medical cannabis program and **23 states** allow for recreational use cannabis which will swell to $75 billion by 2025.

- **Cannabis Rescheduling to DEA Schedule 3** is on the horizon in the immediate future

- **Elimination of IRS Reg. 280E** will allow cannabis companies to depreciate capital expenses

- Since Dec. 2023, 64 cannabis and ancillary companies **raised over $220M**[1]

[1]https://www.crunchbase.com/lists/investments-in-cannabis-companies-in-the/485ffa07-5d17-4815-969a-fdd7d170d2e7/funding_rounds

Cannabis Industry Growth Chart

In-house designed and manufactured Solutions

Multiple Unique Product Offerings

Sorting Robotics In-House IP

J!ko.
- Canadian Patent number 3,110,385
- U.S. Patent 11,800,890
- U.S. Patent 11,903,409

Stardust
- Canadian Patent Pending
- US Patent Pending

J!ko⁺
- Canadian Patent number 3,110,385
- U.S. Patent 11,800,890
- U.S. Patent 11,903,409

omni
- Canadian Patent Pending
- US Patent Pending

mayweather

Sorting Robotics' Unique Product Offerings

We currently offer different products to automate the production of pre-rolls in the cannabis and hemp markets. Our devices range from filling of vape cartridges, creation of pre-rolls, infusion of pre-rolls, and pick and pack solutions for end of line packaging. We build all of these systems with 21st century robotics components and all of our designed machines are built in the United States to offer unparalleled quality.

Leading with Customer Acclaim



Jiko provides "...The speed, the throughput. Being able to present your customers with a higher quality product in the marketplace."

Paul Ta

The customer is the cornerstone of what we build at Sorting Robotics. Our SRI Care program and white-glove installation and customer success act as a key differentiator in the market.

Investment in cannabis technology continues to grow
Competitive Markets Require Automation to maintain profit margins
$900MM of CannaTech spend in 2023
2023 Estimated Spend on Tech Infrastructure and Service Providers ($ in MM)
$900M1
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$191MM2
Weedmaps
$450MM
$42MM2
Leafly
Other
Jane
1. Delta Emerald estimate: includes spend on app development, subscriptions, technical staff, cloud storage, and other infrastructure
2. Quarterly run-rate revenue for Weedmaps ($47.7MM * 4) and Leafly ($10.6MM * 4), respectively, as of September 30, 2023
3. "Other" includes Dutchie, Treez, Surfside, Flowhub, Cova, Happy Cabbage Analytics, and other technology providers
Cannabis Tech Spending is Outpacing Market Growth.
We believe CannaTech spend will >30x by 2033
Projected Total U.S. CannaTech Spend Based on $300B of U.S. Sales ($ in B)
$107B
$30
$20
$10
$0
42%
$30B
$900M1
2023
2033
Source: Delta Emerald data platform and analysis.
1. Delta Emerald estimate: technology spend as 3% of $30B in aggregate 2023 U.S. cannabis sales.
2. Delta Emerald estimate: technology spend as 10% of $300B in aggregate 2033 U.S. cannabis sales.







Stardust Machine
Sorting Robotics Inc.
SORTING ROBOTICS
00:55















vimeo

Our growth trajectory shows how are ability to execute and the value we generate for our customers positions Sorting Robotics for growth. After entering the cannabis market in 2021 we have built a reputation for high quality products and we have forged tight partnerships with our customers that can be easily observed by our referrals and revenue growth rate.



Go to Market
$5B Pick & Place Market
$1.5+ Billion Cannabis
$18+ Billion Life Sciences
$48+ Billion Hospitality
FULLY AUTOMATED MANUFACTURING
IOT AND AI DRIVEN TECHNOLOGY
DEFENSIBLE IP UNDER A UNIFIED PLATFORM

We have moved from e-commerce into cannabis and we will expand horizontally from cannabis to other verticals by applying the same automation platform to other applications. We have been able to prove expertise in several different domains and have been able to execute effectively. Investing in Sorting Robotics is not just investing in the future of cannabis robotics; it is investing in a robotics company that is going to change the future of manufacturing around the world.

going to change the future of manufacturing around the world.

Press and Brand Awareness


Forbes

FORBES › LIFESTYLE › VICES

Manufacturing A Specialized New, Infused Pre-Roll? There's A Robot For That

Joan Oleck Contributor

Joan Oleck is a freelance writer based in Northampton, Mass.

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0

Mar 13, 2023, 05:44pm EDT

Listen to article 8 minutes

Nohtal Partansky and the robot, Jiko, that his company, Sorting Robotics, has designed to boost ... [+] SORTING ROBOTICS


RollingStone MUSIC

CULTURE COUNCIL

Content created by members of Ro... Culture Council is an invitation-on... their insights with our audience.

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DEEPAK CHOPRA

DEPARTMENTS // PRE-ROLLED

High-Quality Pre-Rolls

Is Robotics Part of the Secret Sauce?

At Sorting Robotics we are constantly investing in our most important asset, the people. We only choose the best to work here because robots are hard and everyone that works at Sorting Robotics has the grit required of any fast moving startup that will be successful. Additionally, we have found that the difference between a good company and a great company is the culture. Culture is how we build new products in a fifth the time for half the cost; our unfair advantage is a symphony of individuals all building to a singular vision, a unified exit.

A board of advisors providing strategic guidance



Randolph Yiap

Advisor

Current Counsel at GoodRx
M&A for Public Corporations
Cornell Law

Unraveling the Multi-Billion-Dollar TAM for Sorting Robotics in Cannabis Manufacturing

$42B

$6B



$2.2B

TAM
Size of the global industrial robotics market

SAM
Market opportunity for cannabis robotics and automation

SOM
Obtainable market given current product focus and strategy in cannabis

SORTING ROBOTICS

Meet the future of cannabis.